January 19, 2011

Mr. Chad Eskildsen

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment Nos. 77 and 77

Dear Mr. Eskildsen:

On November 19, 2010, the Registrant electronically transmitted via EDGAR Post-Effective Amendment No. 77 to its registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 77 to its registration statement on Form N-1A under the Investment Company Act of 1940, as amended (the “Amendment”).

The Amendment was filed in connection with changes of the name, advisory arrangement, and investment strategies of the Forward Large Cap Growth Fund (to be renamed the Forward CorePlus Fund) (the “Fund”), an existing series of the Registrant. The Amendment was filed pursuant to Rule 485(a)(1) under the 1933 Act, and it was proposed that the Amendment would become effective on January 20, 2011. The Registrant will file on the effective date of the Amendment definitive versions of the Fund’s Prospectuses and a supplement to the Registrant’s Statement of Additional Information pursuant to Rule 497 under the 1933 Act (the “497 Filings”). The 497 Filings will reflect changes in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) to the undersigned, Erin Douglas and Palak Patel, each of ALPS Fund Services, Inc., on Wednesday, December 29, 2010, and complete certain other information.

Set forth in the numbered paragraphs below are your comments of December 29, 2010, to the Amendment, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)	Comment: Please change the name of the Fund for the following reasons:

i)	“LargeCapPlus” suggests that the Fund will have a policy of investing, under normal circumstances, at least 80% of its assets in large capitalization equity securities. The Fund does not appear to have such a policy.

ii)	The Principal Investment Strategies section provides that the Fund may invest a significant portion of its assets in fixed income instruments, rather than equity securities.

Response: Further to your discussions with counsel to the Registrant, Dechert LLP, and in response to the comment, the Registrant has changed the name of the Fund to “Forward CorePlus Fund.”

2)	Comment: Please either add disclosure concerning portfolio turnover to the Principal Investment Strategies section, or delete portfolio turnover risk from the Principal Risks section.

Response: The Registrant notes that the Fund is generally expected to engage in frequent and active trading of portfolio securities to achieve its investment objective. Nonetheless, frequent and active trading of portfolio securities is not a principal investment strategy of the Fund because to the extent that the Fund may seek to achieve its investment objective without engaging in frequent and active trading of portfolio securities, the Fund will do so. The Registrant further notes, however, that during the Fund’s most recent fiscal year, the Fund’s portfolio turnover rate was 106% of the average value of its portfolio. Therefore, the Registrant has included “Portfolio Turnover” as a principal risk to alert potential investors to the risks to which the Fund may be more susceptible due to its portfolio turnover rate being in excess of 100% of the average value of its portfolio. Accordingly, the Registrant has not made any revisions in response to the comment.

3)	Comment: In the introductory paragraph to the Expense Example table, please delete the following sentence: “Because no sales loads apply to either Investor Class or Institutional Class shares of the Fund, you would have the same expenses whether or not you redeemed your shares.” In the last sentence of the same paragraph, please also delete the reference to “…whether or not you redeemed your shares. …”

Response: The Registrant notes that certain of the Fund’s shareholders may also be invested in Investor Class or Institutional Class shares of other series of the Registrant. The Registrant further notes that the relevant disclosure is currently included in the Investor Class and Institutional Class prospectus for other series of the Registrant. Accordingly, in the interest of disclosure consistency among the same share classes of different funds and to avoid investor confusion, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment in connection with the upcoming annual update.

4)	Comment: Please delete the last sentence of the last paragraph of the Principal Risks section, unless the Fund is sold through banking institutions.

Response: The Fund may be sold through insured depository institutions. Accordingly, the Registrant has not made any revisions in response to the comment.

5)	Comment: In the Investment Advisor/Portfolio Managers section, please include the name of the entity that serves as investment advisor to the Fund, in order to comply with the requirements of Item 5 of Form N-1A.

Response: The Registrant notes that the name of the entity serving as investment advisor to the Fund is already disclosed in the Principal Investment Strategies section. As such, the Registrant does not believe it is necessary to again disclose the name of the entity in the Investment Advisor/Portfolio Managers section. Accordingly, the Registrant has not made any revisions in response to the comment.

6)	Comment: In the Additional Investment Strategies and Risks section, certain of the security types listed in which the Fund may invest provide additional detail on principal risks, and as a result their inclusion in the Additional Investment Strategies and Risks section does not comply with Items 9(a) and (b) of Form N-1A.

Response: The Registrant notes that although certain non-principal strategies and risks are provided in the Additional Investment Strategies and Risks section, the Registrant believes that such disclosure is necessary to fully describe how the Fund intends to achieve its investment objective, as required by Item 9 of Form N-1A. Accordingly, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment in connection with the upcoming annual update.

Supplement to the Statement of Additional Information:

7)	Comment: In the heading on the first page of the form of Supplement to the SAI, please change the reference to “as supplemented” to “as amended,” since a previous filing was made pursuant to Rule 485(a) under the 1933 Act.

Response: The Registrant notes that although a previous filing has been made pursuant to Rule 485(a), such filing has not amended the SAI. Accordingly, the Registrant has not made any revisions in response to the comment.

8)	Comment: Please confirm that any disclosures included in the SAI dated May 1, 2010, are current and complete as of the date of the 497 filing.

Response: The Registrant confirms that disclosures included in the SAI dated May 1, 2010, as supplemented, are current and complete as of the date of the 497 filing.

General:

9)	Comment: Please contact the Staff if the Registrant does not understand any of the comments to the registration statement given by the Staff.

Response: The Registrant believes that it understands all of the comments to the registration statement given by the Staff and has included responses to such comments above. As noted in certain of the Registrant’s responses above, the Registrant will note and consider incorporating such comments in connection with the upcoming annual update.

* * *

Please feel free to contact the undersigned at 720.917.0864 should you have any questions.

Sincerely,

/s/ David T. Buhler
David T. Buhler, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds

Douglas P. Dick, Partner, Dechert LLP

Kenneth R. Earley, Dechert LLP